bank hapoalim

Head Office - Secretariat of the Bank
63 Yehuda Halev[redacted] Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673[redacted]

09045084

Date: 01/01/09

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

SEC Mail Processing
Section
JAN 08 2009
Washington, DC
111

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

1/13

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Director who ceased to hold office*	*23/12/08*	*1*
2.	*Schedule of Senior Office Holders*	*23/12/08*	*2*
3.	*Offering Circular*	*31/12/08*	*3*
4.	*Offering Circular*	*31/12/08*	*4*
5.	*Senior Office Holder who ceased to hold office*	*01/01/09*	*5*
6.	*Schedule of Senior Office Holders*	*01/01/09*	*6*
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Schedule 1

Immediate Report on a Director who ceased holding office

Name of Banking Corporation Bank Hapoalim B.M. Corporation code 520000118

Name of Director	Ido Joseph Dissentshik
Identification number / Passport	7831787
Position	External Director according the Companies Regulations
Date of Leave	23 December 2008
Reason of Leave	End of tenure

Filing Report:	**Weissbrem**	**Yoram**	**Secretary of the Bank**	**03-5673800**	
	Last Name	First Name	Title	Telephone	Signature
Signature Rights:	**Weissbrem**	**Yoram**	**Secretary of the Bank**	**03-5673800**	
	Last Name	First Name	Title	Telephone	Signature

Date of Filing Report: **23 December 2008**

ת.ז 057004

Schedule 2

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 23/12/2008
Reference: 2008-01-364635

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***December 23, 2008***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	Dan Dankner	I.D. Number	059581280	Chairman of the Board of Directors	Yes	No
2	Yair Orgler	I.D. Number	001210541	Director	Yes	Yes
3	Irit Izakson	I.D. Number	050709286	Director	Yes	No
4	Mali Baron	I.D. Number	003462181	Director	Yes	No
5	Pnina Dvorin	I.D. Number	03333093	Director	No	No
6	Iris Dror	I.D. Number	058741414	Director	No	No
7	Nira Dror	I.D. Number	52726551	External Director	Yes	Yes
8	Nir Zichlinskey	I.D. Number	022085468	Director	Yes	No
9	Ronen Israel	I.D. Number	055692578	Director	Yes	No
10	Leslie Littner	I.D. Number	327092722	Director	Yes	Yes
11	Jay Pomrenze	I.D. Number	326888815	Director	Yes	No
12	Efrat Peled	I.D. Number	027224773	Director	Yes	No
13	Moshe Koren	I.D. Number	1228998	Director	Yes	No
14	Oded Sarig	I.D. Number	53547451	Director	Yes	No
15	Zvi Ziv	I.D. Number	4143699	Chief Executive Officer		
16	Ofer Levy	I.D. Number	052222577	Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant		
17	David Luzon	I.D. Number	51409308	Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations		
18	Ilan Mazur	I.D. Number	007447386	Member of the Board of Management, Senior Deputy		

				Managing Director and Chief Legal Adviser		
19	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
20	*Zion Kenan*	*I.D. Number*	*053508594*	*Deputy CEO, Member of the Board of Management and Head of Corporate Banking*		
21	*Barry Ben-Zeev*	*I.D. Number*	*51205508*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*		
22	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
23	*Alberto Garfunkel*	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
24	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
25	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking*		
26	*Lilach Asher-Topilsky*	*I.D. Number*	*024934861*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*		
27	*Dan Alexander Koller*	*I.D. Number*	*028051910*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management*		
28	*Orit Lerer*	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
29	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

3. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

בנק הפועלים
Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: 31 December 2008

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("**the Offering Circular Particulars Regulations**"), Bank Hapoalim B.M., ("**the Bank**") respectfully gives notice that on 30 December 2008, the board of directors of the Bank resolved to offer the bank's employees employed under a personal employment contract the fourth portion of the options ("**the Options**") pursuant to the options plan for the Bank's employees employed under a personal employment contract which was adopted by the Board of Directors from it's resolution on 6 December 2005 ("**the Plan**").

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular ("**the Offering Circular**") pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the fourth portion of up to 200,000 options to the employees employed under a personal employment contract, by virtue of the Plan and as set forth in the Offering Circular.

Yours faithfully,

Bank Hapoalim B.M.

D. Klausner
Member of the Board of Management

E. Eisdorfer
Manager of Human Resources

בנק הפועלים
Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: 31 December 2008

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("**the Offering Circular Particulars Regulations**"), Bank Hapoalim B.M., ("**the Bank**") respectfully gives notice that on 30 December 2008, the board of directors of the Bank resolved to offer the bank's tenured employees the sixth portion of the options ("**the Options**"), pursuant to the options plan for the bank's tenured employees which was adopted by the Board of Directors from it's resolution on 30 May, 2004 ("**the Plan**").

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the sixth portion of options to the employees by virtue of the companies' options plan, as set forth in the Offering Circular, namely, the grant of 4 million options, and additional amount of options equal to the amount of options expired or not allotted, for any reason, from the first, second, third, fourth and fifth portions (as set forth in the Offering Circular).

Yours faithfully,

Bank Hapoalim B.M.

D. Klausner
Member of the Board of Management

E. Eisdorfer
Manager of Human Resources

D.1 9.01 057002

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/01/09
Reference: 2009-01-000450

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report of a Senior Office Holder who Ceased to Hold Office
Regulation 34 (a) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

1. First Name: ***Barry***
   Name of Corporation / Last Name: ***Ben-Zeev***
   Type of identification: ***I.D. #***
   Identification number: ***51205508***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. The position ceased to be held: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank***

3. Date for ceasing office: ***01/01/2009*** Date for commencing office: ***01/01/2008***

4. To the best of the corporation's knowledge, the retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large

5. The manner for ceasing office: ***End of Contract***

6. Position continued to be held in the corporation: ***does not hold any position in the corporation***

7. Will the senior office holder continue to be an interested party in virtue of holdings after retirement: ***No.***

8. The date and the hour the event or matter for this report was first brought to the attention of the corporation: ***on 13/09/2008 at 20:00***

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/01/2009
Reference: 2009-01-000459

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***January 01, 2009***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	*Dan Dankner*	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
2	*Yair Orgler*	*I.D. Number*	*001210541*	*Director*	*Yes*	*Yes*
3	*Irit Izakson*	*I.D. Number*	*050709286*	*Director*	*Yes*	*No*
4	*Mali Baron*	*I.D. Number*	*003462181*	*Director*	*Yes*	*No*
5	*Pnina Dvorin*	*I.D. Number*	*03333093*	*Director*	*No*	*No*
6	*Iris Dror*	*I.D. Number*	*058741414*	*Director*	*No*	*No*
7	*Nira Dror*	*I.D. Number*	*52726551*	*External Director*	*Yes*	*Yes*
8	*Nir Zichlinskey*	*I.D. Number*	*022085468*	*Director*	*Yes*	*No*
9	*Ronen Israel*	*I.D. Number*	*055692578*	*Director*	*Yes*	*No*
10	*Leslie Littner*	*I.D. Number*	*327092722*	*Director*	*Yes*	*Yes*
11	*Jay Pomrenze*	*I.D. Number*	*326888815*	*Director*	*Yes*	*No*
12	*Efrat Peled*	*I.D. Number*	*027224773*	*Director*	*Yes*	*No*
13	*Moshe Koren*	*I.D. Number*	*1228998*	*Director*	*Yes*	*No*
14	*Oded Sarig*	*I.D. Number*	*53547451*	*Director*	*Yes*	*No*
15	*Zvi Ziv*	*I.D. Number*	*4143699*	*Chief Executive Officer*		
16	*Ofer Levy*	*I.D. Number*	*052222577*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
17	*David Luzon*	*I.D. Number*	*51409308*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*		
18	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy*		

				Managing Director and Chief Legal Adviser		
19	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
20	*Zion Kenan*	*I.D. Number*	*053508594*	*Deputy CEO, Member of the Board of Management and Head of Corporate Banking*		
22	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
23	*Alberto Garfunkel*	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
24	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
25	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking*		
26	*Lilach Asher-Topilsky*	*I.D. Number*	*024934861*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*		
27	*Dan Alexander Koller*	*I.D. Number*	*028051910*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management*		
28	*Orit Lerer*	*I.D. Number*	*53561114*	*Other: Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
29	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other: Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

4. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

END